SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------

                                  SCHEDULE  TO
                                            --
                             TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              AUTOLEND GROUP,  INC.
                       (Name of Issuer; "Subject Company")

                           PRINOVA CAPITAL GROUP, LLC
                 (Name of Person(s) Filing Statement; "Offeror")

            Five-year unsecured non-interest-bearing debt obligations
            ---------------------------------------------------------
                    (aggregate principal face value $196,500)
       under the terms of AutoLend's Third Amended Plan of Reorganization made effective March 5, 1999.
                         (Title of Class of Securities)

                                     (none)
                      (CUSIP Number of Class of Securities)

                              Robert G. Cates, Esq.
                           Cates & Quintana, Attorneys
                        600 Central Avenue SW, Suite 300
                             Albuquerque, NM  87102
                            Tel. No.:  (505) 767-9993
                            Fax No.:   (505) 837-9427
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                  --------------------------------------------
                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
    TRANSACTION VALUATION US$9,825 (a)       AMOUNT OF FILING FEE: $1.97 (b)
--------------------------------------------------------------------------------
(a) Calculated as the aggregate maximum purchase price to be paid for $196,500 aggregate principal face value, per the offer.
(b)     Calculated as 1/50 of 1% of the Transaction Valuation.
--------------------------------------------------------------------------------

[ ]  Check box if any part of the fee is offset as provided by Rule
0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:
     Amount Previously Paid:----------------------     Not Applicable
     Form or Registration No.:--------------------     Not Applicable
     Filing Party:--------------------------------     Not Applicable
     Date Filed:----------------------------------     Not Applicable

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1

     [ ] issuer tender offer subject to Rule 13e-4
     [ ] going-private transaction subject to Rule 13e-3
     [ ] amendment to Schedule 13D under Rule 13d-2
--------------------------------------------------------------------------------
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
             SEC Schedule T.O       Prinova Tender Offer for AutoLend Debt
             -------------------------------------------------------------

ITEM 1. SUMMARY TERM SHEET.
        ------------------

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION
        ---------------------------
The name of the issuer is AutoLend Group, Inc., a Delaware corporation, headquartered in Albuquerque, New Mexico ("AutoLend" or the "Company"). The Company's name was changed to "CapX Corporation" effective February 1992, and then to "AutoLend Group, Inc." effective January 1995. The principal executive offices of the Company are located at 600 Central Avenue SW, 3rd Floor, Albuquerque, NM 87102. The Company's telephone number is (505) 768-1000, and the fax number is (505) 768-1111.

The title of the securities being sought is the five-year unsecured non-interest-bearing debt obligations of the Company originated in, and pursuant to, the Company's Third Amended Plan of Reorganization, as made effective by court order March 5, 1999 (the "Debt"). As of November 15, 2001, there was $196,000 face value outstanding, excluding the portion already held by the filing party, and excluding any imputed accounting discount thereon. The Debt is not, and should not be confused with, the Company's 9.5% convertible subordinated debentures, which were originated in 1990 and had been due in September 1997.

The Securities that are the subject of this Tender Offer (i.e. the five-year unsecured non-interest-bearing Debt obligations) have no known market and there are no known historical prices other than the Prinova purchase described herein. The Company's Common Shares, which are not the subject of this Tender Offer, trade on an infrequent basis on the Over-The-Counter "Pink Sheets" and utilizes the ticker symbol "ALEN."

(d) (e) (f) Not Applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
        ----------------------------------------

(a) and (b) The name of the filing person is Prinova Capital Group, LLC (a New Mexico limited liability company referred to herein as the "Offeror" or "Prinova"). Prinova Capital Group, LLC is an investment and asset management company. The principal executive offices of the Offeror are located at 600 Central Avenue, SW, Albuquerque, NM 87102. The telephone number is (505) 881-0808 and the fax number is (505) 837-9427. Prinova Capital Group, LLC became a majority shareholder in the Company effective October 12, 2000. Mr. Vincent J. Garcia is the Managing Member of Prinova. Mr. Garcia became an outside Director of the Company on October 13, 2000 and resigned that position on January 24, 2002. Mr. Garcia's business address and telephone number is the same as Prinova's.

(c)  Vincent J. Garcia:
(1) and (2) During the past 3 years, Mr. Garcia has served as Managing Member of Prinova Capital Group, LLC.

(3)  Mr. Garcia has not been the subject of any criminal proceedings.

(4) During the past five years, Mr. Garcia was not a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Mr. Garcia is presently a director of AutoLend Group, Inc., whose Board of Directors unanimously authorized Mr. John D. Emery, Acting President of AutoLend Group, Inc., to execute an Offer of Settlement with the United States Securities and Exchange Commission on January 8, 2001 and subsequent imposition of a Cease and Desist Order. See June 30, 2001 10-Q

(5) Mr. Garcia is a citizen of the United States.


SEC SCHEDULE T.O                       PRINOVA TENDER OFFER FOR AUTOLEND DEBT
-----------------------------------------------------------------------------

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) (1)   The Offeror is seeking tenders for up to all of the presently outstanding and remaining five-year non-interest-bearing Debt not already held by the Offeror, which outstanding amount could total up to a principal face value (exclusive of any imputed accounting discount) of $196,500 US, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). A copy of each of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively, each of which is incorporated herein by reference.
     Offeror had previously filed a Tender Offer under generally the same terms as contained herein on December 7, 2001 and as a result of that filing opened communications with debt holders regarding terms for sale of the outstanding five-year debt instruments. That Tender Offer period expired on December 27 with no purchases of outstanding debt having been made. See TO-A statement of Prinova Capital Group. Although the terms of this Tender Offer are highly similar to the Tender Offer of December 7, 2001 there have been changes in the management of the Company as reported by 8-K and 10-Q filings entered of record since December 27, 2001. Debt Holders should not assume that this Tender Offer is identical to the Tender Offer of December 7, 2001 nor that the conditions of the Company are identical and should carefully review all the terms of this statement and the accompanying Summary Term Sheet.

     (b)  Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
         ---------------------------------------------------------

     Reference is hereby made to Section 9 "Interest of Offeror and Related Parties; Transactions and Arrangements Concerning the Debt and Common Stock" of the Offer to Purchase.
     (a)  and (b)   On October 12, 2000, Prinova acquired a majority-interest
block of the Company's Common Stock together with the largest block of the
Company's Debt for US$75,000.   On October 13, 2000 Prinova installed a new
Board of Directors at the Company, including Mr. Vincent J. Garcia as a Director. Vincent J. Garcia is the Managing Member of Prinova Capital Group, LLC, the Offeror. Mr. Garcia resigned as a Director of AutoLend effective January 24, 2002.
     Except as set forth in the Offer to Purchase, the Offeror knows of no contract, transaction, negotiation or agreement relating to the Offer between the Offeror, its predecessor, any of the Offeror's executive officers or principals, any person controlling the Offeror, or any officer or director of any corporation ultimately in control of the Offeror, and any person with respect to any securities of the Company.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
         --------------------------------------------------

     Reference is hereby made to the Offer to Purchase, and more specifically,
Section 6 "Purpose of the Offer,"; Section 7 "Plans or Proposals of the Offeror,"; Section 10 "Certain Effects of the Offer" and Section 11 "Source and Amount of Funds" therein. The Affiliates of the Offeror regularly purchase and sell asset and debt instruments in the ordinary course of business.

     (a) and (b) On October 12, 2000, Prinova acquired a majority-interest block of the Company's Common Stock together with the largest bock of the Company's Debt for $75,000. The Offeror replaced the Company's Board of Directors, who, in turn, appointed a new acting principal executive officer, and terminated certain of the Company's prior legal



SEC Schedule T.O                          Prinova Tender Offer for AutoLend Debt
--------------------------------------------------------------------------------

     counsel and executive vice president. The Offeror's present intentions include the possibility of further substantive changes in the Company.
     Such possible changes include: 1) sale of assets between the Company and Prinova or its affiliates; 2) liquidating and closing the Company; 3) cleaning-up and selling the Company as a "shell'. A significant factor influencing the choice of which course to pursue is resolution of the Company's five-year Debt obligations (which is the subject of this Tender Offer). The Offeror's preferred course of action is the sale of assets to the Company, which depends in large measure on favorable consolidation of the debt.
     If Prinova or its affiliates sells assets to the Company, then Prinova would likely make material changes consistent with its business purpose, including adding new Directors to the Board, appointing additional corporate officers, executives, management and staff; raising additional equity capital, and any other actions that may be appropriate under such circumstances.
     (c ) While no specific plan has yet been decided upon - and the following list of possibilities is not intended to be or is represented as exhaustive and complete - Offeror could implement or develop other plans or proposals including:
(1)  the acquisition or disposition of additional securities of the Company;
(2) an extraordinary transaction involving the Company; such as a merger, reorganization or liquidation;
(3)  a sale or transfer of a material amount of assets of the Company;
(4) additional changes in the present Board of Directors or management of the Company; including the possibility of changing the number and/or terms of the Directors;
(5) a material change in the present indebtedness or capitalization of the Company;
(6)  other material changes in the Company's structure or business;
(7) changes in the Company's By-Laws or instruments corresponding thereto, and/or separate unrelated actions designed to impede the acquisition or control of the Company by another person;
(8) Listing or de-listing a class of equity securities by a national securities exchange;
(9)  Termination or registration of a class of securities;
(10) Suspension of the Company's obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934; or
(11) The creation of additional classes of securities.

     (d) The filer of this Tender Offer is Prinova and not the subject company AutoLend Group, Inc., even though Prinova has acquired a majority of the voting stock and outstanding five year debt instruments of Autolend.

ITEM 7:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

(a) The total cost to the Offeror of purchasing US$196,500 of the Company's Debt pursuant to the Offer will be approximately US$9,825 (based on a price of 5% of the face value), which funds will come only form Prinova's cash on hand, or a Prinova designee other than the Company.
(b)    Not applicable.
(c) The expenses incurred by the Offeror will be usual and ordinary professional and administrative expenses required to present the Offer to the Debt Holders. The Company has not paid and will not be responsible for any payment of any expense incurred in the Offer.
(d)    Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
         ----------------------------------------------

          As of February 15, 2002, Offeror beneficially holds 634,026 shares of common stock, representing approximately 58% of the total outstanding, and also holds $412,500 of

      SEC SCHEDULE T.O                  PRINOVA TENDER OFFER FOR AUTOLEND DEBT
     --------------------------------------------------------------------------
the Debt (out of a total of $609,000 outstanding).   Mr. Vincent J. Garcia is
the Managing Member and (together with his wife) is majority interest-holder of the Offeror. He effectively controls the 58% interest in the Company and a $412,500 block of Debt.
Mr. Garcia's holdings in the Offeror are as a joint tenant with rights of survivorship with his wife, Maria Patricia Garcia. Mr. Garcia was a Director of the Company from October 2000 to January 2002. Mrs. Garcia is a part-time, temporary employee of the Company. No other executives, directors, officers, employees or consultants of the Offeror or its affiliates, nor any immediate family relatives of Mr. or Mrs. Garcia, hold any additional stock or Debt in the Company. Similarly, no executives, directors, officers, employees, or consultants of the Company or its affiliates hold any additional stock or Debt in the Company.
     Some of the current members of the Board of Directors of AutoLend Group,
Inc. hold preferred, non-voting shares in Prinova Capital Group, Inc.   Prinova
Capital Group, Inc. is a separate entity from Prinova Capital Group, LLC (the Offeror), however, both companies have a majority of their voting shares controlled by Vincent J. Garcia and Maria P. Garcia as joint tenants.

     Prinova Capital Group, Inc. may sell assets to AutoLend Group, Inc. in exchange for stock in the Company but neither company has made a formal proposal of sale and neither has, as of the date of this Tender Offer, entered into a letter of understanding to permit preliminary due diligence on any such sale of
assets.   Prinova requires satisfactory consolidation or reduction of outstanding debt obligations of AutoLend before it can consider the stock of the Company to be of sufficient value to consider it valuable consideration for sale of Prinova assets.

     Except as set forth in the accompanying Offer to Purchase, neither the Offeror nor, to the best of the Offeror's knowledge, any of its Directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating to the Offer with respect to any securities of the Company; nor has any Director or officer of the Company, in those capacities, effected any transaction in the Company's shares or the Debt during the sixty business day period prior to the date hereof.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
         ------------------------------------------------------

     No persons have been employed, retained or are to be compensated by or on behalf of the Offeror or the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL INFORMATION.
          ---------------------

     (a) and (b) Reference is hereby made to the Financial Statements of AutoLend Group, Inc., included as part of the Offer to Purchase as Exhibit
(a)(1)(i).

ITEM 11.  ADDITIONAL INFORMATION.
          ----------------------

     (a) As of March 15, 2002, Offeror beneficially holds 634,026 shares of common stock, representing approximately 58% of the total outstanding, and also holds $412,500 of the Debt (out of a total of $609,000 outstanding). Mr. Vincent J. Garcia is the Managing Member and (together with his wife) is majority interest holder of the Offeror. He effectively controls the 58% interest in the Company and the $412,500 block of Debt.
     Mr. Garcia's holdings in the Offeror are as a joint tenant with rights of survivorship with his wife, Maria Patricia Garcia. Mr. Garcia was a Director of the Company from October 2000 to January 2002. Mrs. Garcia is a part-time, temporary employee of the Company. No other executives, directors, officers, employees or consultants of the Offeror or its affiliates, nor any immediate family relatives of Mr. or Mrs. Garcia, hold any additional stock or Debt in the Company. Similarly, no executives, directors, officers, employees, or consultants of the Company or its affiliates hold any additional stock or Debt in the Company.

  SEC Schedule T.O                       Prinova Tender Offer for AutoLend Debt
  -----------------------------------------------------------------------------

     No material agreements, arrangement, understanding, or relationship between the Offeror and any of its executive officers, directors, controlling persons, or subsidiaries exists or has been made that affects or touches on this Tender Offer.

     Offeror knows of no pending legal or regulatory proceeding relating to this Tender Offer. The Board of Directors of AutoLend Group, Inc., of which Mr. Vincent J. Garcia was at the time a member, unanimously authorized Mr. John D. Emery, Acting President of AutoLend Group, Inc. to execute an Offer of Settlement with the United States Securities and Exchange Commission on January 8, 2001, which led to the imposition of a Cease and Desist Order. See AutoLend Group, Inc. June 30, 2001 10Q.

     Offeror previously filed on December 6, 2001 a Tender Offer containing the same terms as proposed in this Offer and expiring December 26, 2001. No holders of debt instruments accepted, or requested an extension of time to accept, the terms of that prior Tender Offer. The filing of the December 6, 2001 Tender Offer did result in the commencement of negotiations with holders of debt instruments. See TO-A filed January 24 , 2002. As a result, this Tender Offer contains terms Offeror is confident will appeal to the majority of current holders of outstanding five-year debentures.

     (b) The Offer to Purchase is referenced and incorporated by this statement, including all exhibits thereto.


ITEM 12.   EXHIBITS.
           --------

(a)(1)(i)       Offer to Purchase (including Financial Statements).
(a)(1)(ii) Form of Letters to Debt holders who have requested Offer to Purchase.
(a)(1)(iii) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer ID Number).
(a)(2)          Not applicable.
(a)(3)          Not applicable.
(a)(4)          Not applicable.
(a)(5)(i)       Affirmation of Debt, executed by the Company October 2, 2000.
(a)(5)(ii) Excerpts from the Company's Third Amended Plan of Reorganization and Disclosure Statement. Filed July 28, 1998 and August 18 1998 and made effective by court order March 5, 1999.

(a)(5)(iii) Lease revision proposal and counter-proposal, dated November 13, 2000 and January 19, 2001.
(b)             Not applicable.
(c)             Not applicable.
(d)(1)          Schedule 13D - filed by Prinova LLC on October 31, 2000.
(d)(2)          Form 8-K  -- filed by the Company October 19, 2000.
(e), (f), (g), (h)   Not applicable.


                                    SIGNATURE
                                    ---------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PRINOVA CAPITAL GROUP, LLC


                                    /s/  Vincent J. Garcia
                                    -------------------------
                                    Vincent J. Garcia,
                                    Managing Member
March 15, 2002
--------------------------------------------------------------------------------

OFFER TO PURCHASE        Made by Prinova Capital Group, LLC    For AutoLend Debt
--------------------------------------------------------------------------------

                               SUMMARY TERM SHEET
                               ------------------

                           OFFER TO PURCHASE FOR CASH:
            FIVE-YEAR UNSECURED NON-INTEREST-BEARING DEBT OBLIGATIONS
                             OF AUTOLEND GROUP, INC.
                    AS OFFERED BY PRINOVA CAPITAL GROUP, LLC.

     THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION IN THIS OFFER TO PURCHASE. TO UNDERSTAND THE OFFER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE OFFER, YOU SHOULD READ CAREFULLY THIS ENTIRE OFFER TO PURHCASE AND THE RELATED LETTER OF TRANSMITTAL. WE HAVE INCLUDED PAGE REFERENCES PARENTHETICALLY TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.

WHAT SECURITIES IS PRINOVA CAPITAL GROUP, LLC OFFERING TO PURCHASE? (Page 12)
-----------------------------------------------------------------------------

          Prinova Capital Group, LLC ("Prinova" or the "Offeror") is offering to purchase all of the presently outstanding five-year unsecured non-interest-bearing debt obligations (the "Debt") incurred by AutoLend Group, Inc. (the "Company"), and which was issued pursuant to the Company's Third Amended Plan of Reorganization, which was made effective March 5, 1999. The Debt is not, and should not be confused with, the Company's 9.5% convertible subordinated debentures, which were originated in 1990 and had been due in September 1997.

          The Offeror currently holds a majority of the Debt, and the remaining portion outstanding totals $196,500 US in principal face value (exclusive of any interest or discount). The Offer is contingent upon the tender of all debt held
on a per individual Debt holder basis.   The Offer is not contingent upon all
Debt holders agreeing to tender.

HOW MUCH AND IN WHAT FORM WILL THE OFFEROR PAY ME FOR MY DEBT?    (Page 12)

     The Offeror will pay cash for your Debt tendered in proper form. The purchase price will equal five percent (5%) of the principal face value of the Debt.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     No.

DOES THE OFFEROR HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? (Page 15)

     Yes. If the Offeror purchases all $196,500 face value of the Debt, its cost will be $9,822.50 US. (Exclusive of fees and expenses incurred in connection with the offer.)

WHEN DOES THE OFFER EXPIRE? CAN THE OFFEROR EXTEND THE OFFER AND, IF SO, HOW WILL I BE NOTIFIED? (Page 19)

     The offer expires on the 15th day of April , 2002 at 12:00 midnight, Mountain Standard Time, unless the Offeror extends the Offer. The Offeror may extend the offer period prior to the actual expiration of time at any period, at its sole discretion. A request to extend time must be received by Offeror prior to 12:00 midnight on the 15th day of April, 2002.

     If the offer period is extended, the Offeror will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date.

OFFER TO PURCHASE        Made by Prinova Capital Group, LLC    For AutoLend Debt
--------------------------------------------------------------------------------

HOW DO I TENDER MY DEBT?   (Page 12)

     If you decide to tender you debt:
     - You may contact Robert G. Cates, Esq. and request that your debt be tendered to the Trust Account of Cates & Quintana, Attorneys (email: quincates@aol.com)
          -----------------

     -    If you do tender, you must:

          a) complete and sign in proper form the Letter of Transmittal accompanying this Offer to Purchase; and
          b) send the Letter of Transmittal, and any other required documents to Robert G. Cates, Esq., Cates & Quintana, Attorneys, postmarked before the expiration date. Please send a confirming email to quincates@aol.com or directly contact Attorney Robert G. Cates at
               -----------------
               telephone number 505-767-9993; facsimile number 505-837-9427.

CAN I WITHDRAW TENDERED DEBT?   (Page 13)

     Once tendered, you may not withdraw your debt unless the Offeror has not accepted your tendered Debt for payment by 12:01 a.m. on April 15, 2002. In the case of such non-acceptance, you may withdraw your offer at any time thereafter.

IN SUCH A CASE, HOW WOULD I WITHDRAW TENDERED DEBT?  (Page 13)

     Contact Robert G. Cates, Esq. and submit written notice to the law firm of Cates & Quintana, Attorneys: Address: 600 Central Avenue SW Suite 300, Albuquerque, NM 87102 or facsimile to number 505-837-9427. Please send a confirming email with any facsimile transmission to quincates@aol.com.
                                                    -----------------

WILL THERE BE ANY TAX CONSEQUENCES TO TENDERING MY DEBT?  (Page 19)

     The Offeror is not able to comment on the tax consequences of tendering debt or to provide tax advice under the laws of any jurisdiction. Please consult your tax advisor as to any possible tax consequences for you.

WHAT IS THE PURPOSE OF THE OFFER?   (Page 13)

     The offer seeks to consolidate Debt of the Company that is held by persons or entities other than the Offeror. If the Debt is consolidated, affiliates of the Offeror may decide to merge into the Company or sell assets to the Company. The Company may be deemed financially unsatisfactory for such an asset sale, and the consolidation of Debt could materially change this view. The Offeror, however, makes no assurances or representations that an asset sale will occur, or if it were to occur, that it would be worthwhile, or that certain results of the Tender Offer operate as a condition precedent for an asset sale.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?  (Page 13)

     Prinova foresees no circumstances that condition the Tender Offer, and it hopes the debt holders tender. But the Offeror has the right to terminate the Tender Offer, amend its terms, reject the Debt tendered for payment, and decline to proceed with the Tender Offer, purchase or payment under circumstances that Prinova believes, in the exercise of its sound business judgment, results in negative consequences to Prinova. In particular, Prinova requires that any Debt Holder tendering debt also advise of any pledge, liens or other encumbrances on the Debt instruments.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY DEBT?  (Page 15)

     If the holders do not tender their debt, affiliates of Prinova may decide not to affect an asset sale, in which case, given the current financial situation of the Company, the probability of repayment is difficult to

OFFER TO PURCHASE        Made by Prinova Capital Group, LLC    For AutoLend Debt
--------------------------------------------------------------------------------


assess. If affiliates of Prinova do affect an asset sale with the Company, no guarantee or assurance is offered that such action will be successful enough to permit repayment of the Debt.

IS THERE A DIFFERENCE BETWEEN THE FACE VALUE OF THE DEBT AND THE AMOUNT ON THE COMPANY'S PUBLISHED FINANCIAL STATEMENTS?

     Yes. The aggregate amount shown on the Company's Balance Sheet is less than the aggregate face value of the Debt. The difference is an imputed discount required by the Company's auditors in order for the Company's records to conform to Generally Accepted Accounting Principles. This imputed discount has no effect on the actual amount legally owed to holders of the Debt, and has no effect on this Offer.

WHO DO I CONTACT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     For additional information or assistance, you may contact Robert G. Cates, Esq. at (505) 767-9993, or by facsimile at (505) 837-9427, or by email at quincates@aol.com, or by mail to Cates & Quintana, Attorneys, 600 Central Avenue
      -----------
SW, Suite 300, Albuquerque, NM  87102.

OFFER TO PURCHASE        Made by Prinova Capital Group, LLC    For AutoLend Debt
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------


Summary Term Sheet. . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
The Offer to Purchase
Section 1.     Price; Amount of Debt. . . . . . . . . . . . . . . . . . .  12
Section 2.     Procedure for Tendering Debt . . . . . . . . . . . . . . .  12
Section 3.     Withdrawal Rights. . . . . . . . . . . . . . . . . . . . .  13
Section 4.     Payment for Debt . . . . . . . . . . . . . . . . . . . . .  13
Section 5.     Certain Conditions of the Offer. . . . . . . . . . . . . .  13
Section 6.     Purpose of the Offer . . . . . . . . . . . . . . . . . . .  13
Section 7.     Plans or Proposals of the Offeror. . . . . . . . . . . . .  14
Section 8.     Price Range of Debt; Interest. . . . . . . . . . . . . . .  15
Section 9.     Interest of Offeror and Related Parties; Transactions and
                 Arrangements Concerning the Debt and Common Stock. . . .  15
Section 10.   Certain Effects of the Offer. . . . . . . . . . . . . . . .  15
Section 11.   Source and Amount of Funds. . . . . . . . . . . . . . . . .  15
Section 12.   Certain Information about the Company . . . . . . . . . . .  15
Section 13.   Certain Information about the Offeror . . . . . . . . . . .  18
Section 14.   Additional Information. . . . . . . . . . . . . . . . . . .  19
Section 15.   Certain Federal Income Tax Consequences . . . . . . . . . .  19
Section 16.   Extension of Tender Period, Termination; Amendments . . . .  19
Section 17.   Miscellaneous . . . . . . . . . . . . . . . . . . . . . . .  19

Attachments
     Latest Company Financial Statements  - as of
     Audited Company Financial Statements as of
     Form 8-K - filed by the Company October 19, 2000.
     Schedule 13D - filed October 31, 2000.
     Affirmation of Debt - executed by the Company October 2, 2000.


                                  RISK FACTORS
                                  ------------

     A.   Debt Holders Tendering All of Their Debt Are Subject to Certain Risks:
          ----------------------------------------------------------------------

          Purchase Price May Be Less Than Fair Market Value and/or Liquidation Value.
               The Debt is not traded on any known or recognized exchange or trading market. A readily identifiable, liquid market for the Debt does not exist and is not likely to exist in the near future. Accordingly, it is difficult to establish a fair market value of the Debt. The Offeror did purchase a block of $412,500 in face value of the Debt on October 12, 2000, along with 63,028 shares of the Company's common stock (representing approximately 58% of the Company's shares) for a combined price of $75,000 US.

          If affiliates of Prinova sell assets to the Company, a possible course of action, the Company would seek to honor any outstanding debt under present or re-negotiated terms. If the Company liquidates, another possible course of action, Debt holders could receive a distribution from the liquidation, although there is no assurance that any funds would be available after satisfaction of all other obligations of the Company. The Offeror has not obtained an opinion from an independent third party regarding the Purchase Price, nor an appraisal of the Company's Debt in establishing the Purchase Price. The principal risk to holders of Debt who tender is that the Company under certain circumstances could succeed as presently configured and pay off the Debt.



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OFFER TO PURCHASE      Made by Prinova Capital Group, LLC      For AutoLend Debt
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     B.   Debt Holders Who Do Not Tender Their Debt Are Subject To Certain
          Risks:

          The Company May Liquidate.
               While Debt holders could receive a distribution if the Company liquidates, they also could receive little or nothing. The Company presently (1) has a negative net equity (i.e., a deficit), (2) no significant source of revenue or income, (3) is rapidly expending its remaining small amount of cash, (4) has warned in its Form 10-K and 10-Q filings that it does not believe that it will have sufficient cash to last beyond the present fiscal year (ending March 31, 2002), and (5) has a "going-concern" opinion issued by its auditors.

               The Company has stated in its 10-K and 10-Q filings that it believes that its landlord and obligations under its lease would have precedence over Debt holders in any liquidation distribution, such obligations currently total $323,600. The Company has not yet made any repayment on the Debt, and missed the first such anticipated payment in March 2000. The Company has made no indication in its filings, or otherwise to the knowledge of the Offeror, of when, if ever, it might make annual repayments. The principal risk to holders of Debt who do not tender is that the Company will fail and pay out nothing.


                              THE OFFER TO PURCHASE
                              ---------------------

1. PRICE; AMOUNT OF DEBT. The Offeror will, upon the terms and subject to the conditions of the Offer, accept for purchase $196,500 or such lesser amount of the Company's five-year unsecured non-interest-bearing debt that is properly tendered (and not withdrawn in accordance with Section 3) prior to 12:00 a.m. midnight, Mountain Daylight Savings Time, on April 15, 2002 ("Initial Expiration date"). The Debt was originally issued under the terms of AutoLend Group Inc.'s Third Amended Plan of Reorganization, which was made effective March 5, 1999. The total aggregate Debt outstanding is $609,000, of which the Offeror already holds $412,500; this Offer is for the balance not presently held by the Offeror. The Debt is not, and should not be confused with the Company's 9.5% convertible subordinated debentures, which were originated in 1990 and had been due in September, 1997.

     The Offeror reserves the right to extend the Offer to the later of the Initial Expiration Date or the latest time and date to which the Offer is extended (hereafter called the "Expiration Date") See Section 16.

     The Purchase Price o the Debt will be 5% of the face value of the Debt tendered. The Offeror will not pay interest on the Purchase Price.

     The Offer is being made to all holders of the Debt and is not conditioned upon any minimum amount of Debt being tendered. The Offer is conditioned, however, on the requirement that any individual Debt Holder must tender all Debt held by that Debt holder. The Offeror will, upon the terms of this Offer, purchase all the Debt held by a given Debt Holder.

2. PROCEDURE FOR TENDERING DEBT.
     A. Proper tender of Debt. Delivery of originals of all debt instruments, powers of attorney And other documents evidencing title or claim to AutoLend Group, Inc.'s five-year non-interest-bearing debt certificates or instruments issued as a result of the Company's March 5, 1999, Third Amended Plan of Reorganization. Each tender must include any statement or documentation demonstrating any claim, grant, pledge or lien by third parties to the tendered Debt instruments.


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     B.   Signature guarantees and method of delivery. Delivery of original of all debt instruments that Offeror has agreed to purchase by certified mail, or courier, return receipt requested, to the offices of Cates & Quintana, Attorneys; Robert G. Cates, Esq. as agent for Prinova Capital Group, LLC.

     C. Determination of Validity. All questions as to validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Offeror, in the sole discretion of its principal officers, whose determination shall be final and binding. The Offeror reserves the right to reject tenders determined by Offeror not to be in the format described for Proper tender of Debt or in which the documents provided fail to demonstrate good and unemcumbered title to the Debt instruments sought by this Offer. The Offeror reserves the right to waive conditions of the Offer, or defects or irregularities in a tender at its sole discretion. Unless waived, defects in the documentation required to properly tender Debt must be cured by the Expiration Date or during any period of extension agreed to by the Offeror. No person shall be liable for a failure to give notice to a Debt holder of a defect in the documentation supporting tendered Debt.

3. WITHDRAWAL RIGHTS.
     Tenders of Debt made pursuant to the Offer will be irrevocable, save in the event that tendered Debt not accepted by Offeror by 12:00 a.m. midnight on April 15, 2002, may be withdrawn by the tendering party at that party's option.

4. PAYMENT FOR DEBT.
     For purposes of the Offer, the Offeror will be deemed to have accepted for payment (and thereby purchased) tendered Debt when Offeror instructs Robert
     G. Cates, Esq. to accept the Debt for payment under the terms of the Offer. Offeror undertakes to pay promptly after the Expiration Date accepted Debt from funds held in trust by Robert G. Cates Esq. and Cates & Quintana, Attorneys at Law.

5. CERTAIN CONDITIONS OF THE OFFER.
     Offeror is not required to accept for payment, or to purchase or pay for any Debt tendered. Offeror may terminate, or amend the Offer, or may postpone the acceptance for payment of, the purchase of, and payment for Debt tendered, if at any time at or before the Expiration Date, events occur that in the judgment of the Offeror make it inadvisable to proceed with purchase.

     If the Offeror decides to amend the Offer or to postpone the acceptance for payment of Debt tendered, it will, to the extent necessary, extend the period of time during which the Offer is open. See Section 15.

6. PURPOSE OF THE OFFER.
     In addition to the Debt, the Offeror holds a majority of the Company's common stock. The Offer seeks to consolidate Debt of the Company presently held by entities other than the Offeror. If the offer results in consolidation of the Debt, affiliates of Offeror intend to consider sales of assets from themselves to the Company. The Offeror makes no representations that such an asset sale will occur, or if it were to occur, that it would be worthwhile.

     NEITHER THE OFFEROR NOR THE COMPANY NOR THE COMPANY'S BOARD OF DIRECTORS MAKE ANY RECOMMENDATIONS TO ANY DEBT HOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM THE TENDERING OF DEBT HOLDER'S DEBT, AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. DEBT HOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER DEBT.


                                       13
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OFFER TO PURCHASE      Made by Prinova Capital Group, LLC      For AutoLend Debt
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7. PLANS OR PROPOSALS OF THE OFFEROR.
     Affiliates of the Offeror are in the business of purchasing and selling assets and debt instruments in the ordinary course of their business. On October 12, 2000, the Offeror acquired a majority interest block of the Company's Common Stock together with the largest block of the Company's Debt. The $75,000 US purchase was made as an investment.

     The Offeror's present intentions include the possibility of changes, following assessment of the internal Condition of the Company. Such possible changes include selling assets of affiliates of Prinova to the Company; liquidating and closing the Company; or cleaning up and selling the Company as a public "shell". Significant factors influencing the choice of which course to pursue include: consolidation of the Company's outstanding five-year debt obligations and subsequent valuation of the Company stock as a reasonable basis for exchange with the assets of Prinova's affiliates or other company.

     Some other potential changes the Offeror may consider include disposing of certain assets, pursuing potential legal claims, and re-negotiating the Company's office lease. If the asset sale is pursued, the Offeror would likely make additional changes in Company operations. Such changes could include new management, appointment of new Directors, raising of additional equity capital and other sources of debt or equity financing for future business activities. If the possible asset sale is affected and the Company subsequently restructured, the value of the Company and its shares could increase, but there is no guarantee, assurance, or representation that this will happen.

          The Offeror intends to review its equity and debt interests in the Company on a continuing basis. Depending on the Offeror's evaluation of the Company's business and prospects, the Offeror reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other investment strategies regarding its holdings in the Company.


     While no specific plan has yet been decided upon, the Offeror and its affiliates have or are studying, among other possibilities the following:

     1) The acquisition or disposition of additional securities in the Company;
     2) An extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation;
     3)   A sale or transfer of a material amount of the Company's assets;
     4) Additional changes in the present Board of Directors or management of the Company, including changing the number or terms of Directors;
     5) A material change in the present indebtedness or capitalization of the Company;
     6) Other material changes to the Company's organization structure or area of business activity;
     7) Changes to the Company's By-Laws and\or separate policies to impede acquisition or control of the Company by another person;
     8) Listing or De-listing a class of equities from a national securities exchange.
     9) Registering a class of equities to become eligible for registration under the Securities Exchange Act of 1934;
     10) The suspension of the Company's obligations to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934;
     11)  The creation of additional classes of securities.

     The Company at present pays no dividends and has paid none for the past several years. Offeror foresees no material change in the present dividend rate or policy, or any changes in the Company's By-Laws that would impede the acquisition of control of the Company by any person.


                                       14
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OFFER TO PURCHASE      Made by Prinova Capital Group, LLC      For AutoLend Debt
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8. PRICE RANGE OF DEBT; INTEREST.
     The Offeror is unaware of any previous transactions involving the sale or purchase of the Debt, other than the Offeror's own acquisition of the Debt. In the singular case of the Offeror's acquisition of its present holding of the Debt, the Debt was acquired in a bundled deal that also included the acquisition by the Offeror of a controlling block of the Company's stock. The combined price for 634,026 shares of common stock (representing approximately 58% of the total outstanding) plus $412,500 in face value of the Debt was $75,000 US in cash as paid by the Offeror on October 12, 2000. There is no interest or dividends associated with the Debt.

9. INTEREST OF OFFEROR AND RELATED PARTIES; TRANSACTION AND ARRANGEMENTS CONCERNING THE DEBT AND COMMON STOCK.
     As of March 8, 2002, the Offeror beneficially holds for 634,026 shares of common stock (representing approximately 58% of the total outstanding) plus $412,500 in face value of the Debt, out of $609,000 outstanding. Mr. Vincent J. Garcia is the Managing Member and, together with his wife, majority interest holder of the Offeror. Mr. Garcia effectively controls 58% of the Company. Mr. Garcia's holdings in the Offeror are as a joint tenant with rights of survivorship with his wife, Maria Patricia Garcia. Mr. Garcia was a Director of the Company from October, 2000 to January, 2002. No other executives, directors, officers, employees or consultants of the Offeror or its affiliates, nor any immediate relatives of Mr. or Mrs. Garcia, hold any additional stock or Debt in the Company. Similarly, no such persons of the Company hold membership units or other investments in Prinova. Members of the Board of Directors of the Company do hold preferred non-voting stock in Prinova Capital Group, Inc., an affiliate of the Offeror, Prinova Capital Group, LLC, and one of the companies from which assets could be negotiated for purchase by the Company.

10. CERTAIN EFFECTS OF THE OFFER.
     The Offeror in no way conditions acquiring Debt upon considering the sale of assets discussed herein, but Prinova views acquisition of outstanding debt a significant factor in being able to justify an asset sale, particularly since the Company will likely be able to purchase assets only for value of its stock. If another course of action is chosen, such as liquidation, holders of Debt may have increased risk tht their holdings will result in little or no return after payment of Company debts. See "Five-year Debt" in Section 12. The risks may change, however, in the face of an asset sale and Debt holders who do not tender pursuant to this Offer could possibly receive more for their Debt than is offered here. Debt holders who tender under this offer are, of course, free to retain any stock that they may hold, and if an asset sale occurs, and the resulting new business activity is successful, such stock could improve in value. Successful consolidation of the outstanding Debt is a key factor in Prinova's analysis regarding whether to sell assets for Company stock. See also Risk Factors section of this Offer to Purchase.

11. SOURCE AND AMOUNT OF FUNDS.
     The total cost to the Offeror of purchasing $196,500 of the Company's Debt pursuant to the Offer will be approximately $9,825.00 US (based on a price of 5% of face value) in addition to professional and administrative expenses, which funds will come only from Prinova's cash on hand.

12. CERTAIN INFORMATION ABOUT THE COMPANY.
     The information in this Section, except as specifically noted, is taken from publicly available information, as filed by the Company with the Securities Exchange Commission ("SEC"). AutoLend Group, Inc.'s offices are located at 600 Central Avenue, SW Suite 300, Albuquerque, New Mexico 87102. Phone (505) 768-1000 and fax (505) 768-1111.

     STRUCTURE AND SUBSIDIARIES. The Company is a publicly traded Delaware corporation (Over the Counter or "Pink Sheets", present ticker symbol ALEN, former symbol AUTL), and is in the form of a holding company headquartered in Albuquerque, New Mexico. The Company is currently winding down two of its businesses. The Company primarily operates through its wholly-owned subsidiaries. They are:


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OFFER TO PURCHASE      Made by Prinova Capital Group, LLC      For AutoLend Debt
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          AutoLend Corporation, which maintains a residual portfolio of
          --------------------
     sub-prime consumer used-car loan contracts purchased from used-car dealers (the "Loans"). AutoLend Corporation ceased purchasing these Loans in December 1995. This portfolio has now been sold and AutoLend Corporation does not realize any monthly return from the Loan portfolio.

          American Life Resources Group, Inc. and LB NM, Inc. which maintain
          -----------------------------------     -----
     portfolios of unmatured life insurance policies purchased from persons with life-threatening illnesses, a business generically referred to as "viatical settlements". These subsidiaries generally ceased purchasing policies in September 1994. The five remaining policies had an aggregate face value of approximately $366,000 and a net book value of $36,000 on September 30, 2000.

          AutoLend Group, Inc. is not affiliated with the website
     www.autolend.com, nor is the Company affiliated with the Miami-based
     ----------------
     business, AutoLend IAP.

     OVERVIEW OF RECENT ACTIVITIES. For approximately three years, the Company's activities concentrated on concluding its bankruptcy (see below), and attempting to develop a gaming business, which attempt was terminated in June 2000. Additionally, the Company has worked to complete its Registration Statement (as required by the bankruptcy Plan of Reorganization), which was made effective by the SEC in January 2000. Since February 1999, the Company has been working to resolve an investigation by the SEC regarding incidents that occurred prior to September 1997 (see below). The Company until the date of the sale of this portfolio collected amounts due from the residual Loan portfolio and the residual Policy portfolio. Most recently, effective on or about October 12, 2000, there was a complete change in control of the Company (see below).

     PAST BANKRUPTCY. As a result of the Company's inability to make repayment on (and subsequent default on) its convertible subordinated debentures due September 19, 1997, (the "Debentures"), the Company filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of New Mexico (the "Bankruptcy Court") on September 22, 1997. The Bankruptcy Court confirmed a Plan of Reorganization (the "Plan"), which became effective March 5, 1999, at which time the Company was no longer classified as a "debtor-in-possession". On January 13, 2000, the Bankruptcy Court entered its final decree, thereby closing the Company's Chapter 11 case.

     SEC INVESTIGATION. On February 16, 1999, the Company was notified that it was subject to an investigation by the SEC. Following this investigation, on June 13, 2000, the Enforcement Staff of the SEC told the Company that the Staff would recommend a civil injunctive action be brought against the Company, as well as against its former chief executive officer, Nunzio P. DeSantis, for alleged violations of federal securities laws. The Company has stated in its 10-Q that it believes the activities under investigation occurred prior to October , 1997. After the change of control, on November 1, 2000, the new Board of Directors through the company's new legal counsel, sent correspondence to the SEC seeking a prompt resolution of the matter. Following negotiations with the SEC, the Company accepted a settlement offer on January 8, 2001 and a Cease and Desist Order requiring the Company not to violate certain sections of the Securities Exchange Act of 1934 and certain SEC rules was filed by the SEC on April 19, 2001. See 8-K. Although Nunzio P. DeSantis has reached subsequent agreements with the SEC in connection with his activities as CEO or Director of the Company, the current Board of Directors and management of the Company have had no dealings with Mr. DeSantis since assuming control of the Company in October, 2000.

     TERMINATION OF FORMER CEO. Effective September 28, 2000, through an executed agreement between the Company and its then-CEO Nunzio P. DeSantis, Mr. DeSantis resigned as an employee and officer and is no longer affiliated with Company in any manner. Mr. DeSantis had previously resigned from the Board of Directors and has held no shares in the Company since March, 1999.


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      Agreements between the Company and Mr. DeSantis provide that he will not acquire, possess, or assert, directly or indirectly, any interest of any kind the Company.

     LIQUIDITY / "GOING CONCERN". On March 31, 2000, the Company had net cash of #12,912, and had a Negative net equity (i.e. a deficit) of $575,981, which excludes the financial effect of a remaining lease Obligation due pursuant to the Albuquerque office lease terms. The lease terms totaled approximately $241,000 at November 13, 2000. The Offeror believes that, based on the Company's recent published sources of cash receipts and its past expense trends, that cash on hand as of the date of this Offering isles than at September 30, 2000, and the net deficit is larger. During the Company's latest fiscal year (ended March 31, 2001), the Company suffered recurring losses from operations that have raised substantial doubt about its ability to continue. Without either an infusion of capital, and/ the infusion of a positive cash-flow business, and/or the sale or realization of assets for cash at greater than net book value, the Company has reported in its most recent Form 10-K that it will not be able to meet all its presently outstanding obligations. The Company further reported that it believes that it presently has insufficient cash necessary (even if obligations currently due under the five-year unsecured debt are excluded) to continue operating beyond the end of the current fiscal year (ending March 31, 2002) without additional financing. The Company was previously audited by Meyners + Company LLC, a BDO Seidman LLC Alliance member. The Company recently retained Henderson, Black & Company upon the resignation of Meyners + Company LLC in January, 2002. The Company is, and has been, current on all its SEC filings.

     LEASE OBLIGATIONS. The Company assumed a lease in February 1999, which covers its office space at 600 Central Avenue SW in Albuquerque, New Mexico where the Company has had its offices since August 1997. The lease terminates on July 31, 2002, and the lease payments are presently $10,441 per month.

     FIVE-YEAR DEBT. Emergence from bankruptcy led to elimination of the Company's debenture debt. It also led to new, unsecured, non-interest-bearing debt obligations, aggregating $609,000. The Company incurred this new debt, effective March 5, 1999, pursuant to the terms of the Company's Third Amended Plan of Reorganization in favor of former Debenture holders who elected Option A under the Plan. The Offeror acquired $412,500 of the Debt from a former Debenture holder, effective October 12, 2000, which leaves $196,500 in the possession of other parties.
          The Debt was originally anticipated to be payable in five equal annual payments of $121,000, and the first annual payment was originally scheduled for March 5, 2000. The Company, on advice from it's former reorganization counsel, did not make this payment. That counsel advised that the Company's financial position in March, 2000 would not permit a payment and that other debts, notably the lease agreement, took precedence under law. The Company concluded that if the Company were to liquidate, any such Debt repayment would likely be the subject of an adversary proceeding against the recipients of repayments. (i.e., the Debt Holders). The Company has given no indication of when or if such payment will ever be made and its financial situation has not substantially improved since March, 2000. The Offeror believes that a single annual payment would require cash in excess of the total cash that the Company has on hand, and that the Company appears to have little or no means in its present structure to obtain any additional cash.

     POTENTIAL RIGHTS. According to a Form 8-K filed with the SEC by International Thoroughbred Breeders, Inc. ("ITB") on June 7, 2000, the former El Rancho Hotel property in Las Vegas, Nevada was sold by ITB on May 22, 2000. AutoLend had earlier received certain indirect contingent rights in the event this ITB property sold above a certain threshold amount. The Company's rights thereunder, if any, may be up to $2.0 million. ITB's Form 10-K, filed approximately October 13, 2000, has stated that "no payments are due as a result of the transaction." The Company is presently investigating its legal options. Realization of any rights that may exist with regard to this transaction would likely be costly, and may be beyond the Company's means to attain.


                                       17
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     CHANGE IN CONTROL. Effective October 12, 2000, a block of 634,028 shares of the Company's common stock, equal to approximately 58% of the total shares outstanding, changed hands in a private sale between two third parties. The buyer and new majority owner was Prinova Capital Group, LLC, the Offeror. Prinova has no past or present ties or affiliations to any pre-bankruptcy shareholder, director, or officer of the Company. Effective October 13, 2000, two new Directors were appointed to the Company's Board: John D. Emery, 53 and Vincent J. Garcia, 50, both of Albuquerque. Mr. Emery was appointed acting Chairman, acting President, and Secretary of the Company. Mr. Garcia did not assume an officer's position in the Company. After the appointment of Mr. Emery and Mr. Garcia to the Board, the only other Director, Philip Vitale, MD, tendered his resignation from the Board of Directors, which the Board accepted.
          On January 8, 2002, John D. Emery tendered his resignation from the Board of Directors and as President and Secretary of the Company. Luther W. Reynolds was appointed to the Board and assumed the duties of acting President. Also in January, 2002, Vincent J. Garcia resigned as a member of the Board of Directors. Effective January 28, 2002 the Company's Board of Directors consists of Luther W. Reynolds, of Albuquerque, NM ,Chairman; Christobal "Chris" Baca, of Albuquerque and Werner Gellert, of Albuquerque.
          A previous 8-K filing by the Company, dated January 28, 2002, erroneously described Company Vice-President Jeff Ovington as having once been a member of the Company Board of Directors. Mr. Ovington tendered his resignation from the Company in December, 2000.

     OTHER. The Company has, in the past, accumulated unused operating loss carry-forwards and capital loss carry-forwards, which would ordinarily provide for certain tax benefits. However, the requirements to utilize such loss carry-forwards are strict, and the possibilities for usage are extremely limited, particularly where there has been a major change of control over the organization. Due to the substantial changes in ownership effective October 12, 2000, these tax benefits may have been eliminated, but are still subject to investigation by Prinova.

     NOTE. Readers are referred to the public filings of the Company with the SEC. Information gathered in this section about the Company is, largely, excerpted from those filings. The Offeror believes the information stated here about the Company is correct and objective. But, the SEC filings are the controlling documents and those should be consulted by Debt holders prior to accepting the Offer.
          This Offer was subject to a prior Tender Offer extended for the period December 7 to December 27, 2001. Although the terms of this Offer are substantially the same as the prior tender offer, there are some changes to these disclosures, particularly since there has been a change of management of AutoLend since December, 2001. Although there is substantial similarity with the prior offer, the Debt holder should not assume that the factual disclosures of this tender offer are identical to those contained in the tender offer dated December 7, 2001.

13. CERTAIN INFORMATION ABOUT THE OFFEROR.
     Prinova Capital Group, LLC. (the Offeror) is a New Mexico limited liability company. It holds 58% of the Company's common stock and $412,500 of the Company's Debt. Its principal offices are located at:
               600 Central Avenue SW Suite 300
               Albuquerque, NM  87102
               Phone: (505) 881-0808;   Fax  (505) 837-9427

     The Offeror is an investment and asset management company. It became a majority shareholder in the Company effective October 12, 2000. Mr. Vincent
     J. Garcia is the Managing Member of Prinova. Mr. Garcia and his wife, Maria Patricia Garcia, are also the majority interest holders in Prinova. Mr. Garica became an outside Director of the Company on October 13, 2000 and continued until his resignation from the Board in January, 2002. Mr. Garcia's business address and telephone is the same as that of Prinova.


                                       18
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OFFER TO PURCHASE      Made by Prinova Capital Group, LLC      For AutoLend Debt
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14. ADDITIONAL INFORMATION.
     The Offeror has filed a statement on Schedule TO wit the SEC which includes certain additional information relating to the Offer. Such information is available on the EDGAR Database on the SEC's Internet site (www.sec.gov),
                                                                 -----------
     and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC,
     ------------------
     Washington, D.C. 20549-0102.


15. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.
     Debt holders should consult their own tax advisors regarding any tax consequences of a sale of Debt pursuant to the Offer, as well as the effects of state, local and foreign tax laws.

16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.
     The Offeror reserves the right to extend the Expiration Date by making a public announcement thereof. During any such extension, all Debt previously tendered and not purchased or withdrawn will remain subject to the Offer. The Offeror also reserves the right, at any time prior to the Expiration Date to (a) terminate the Offer and not to purchase or pay for any Debt or, subject to applicable law, postpone payment for Debt upon the occurrence of any of the conditions specified in Section 6; and (b) amend the Offer in any respect by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m. Mountain Standard Time on the next business day after the previously scheduled Expiration Date and will disclose the approximate amount of Debt tendered as of that date. Without limiting the manner in which the Offeror may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law (including Rule 13d-4(e)(2), the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement.

     If the Offeror materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) of the SEC. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Offeror increases or decreases the price to be paid for Debt, or the Offeror decreases the amount of Debt being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended at least until the expiration of such period of ten business days.

17. MISCELLANEOUS
     The Offer is not being made to, nor will the Offeror accept tenders from, owners of Debt in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws or "blue sky" laws of such jurisdiction. The Offeror is not aware of any jurisdiction in which the making of the Offer to the tender of Debt would not be in compliance with such laws. However, the Offeror reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Offeror makes a good-faith effort to comply with any state law deemed applicable to the Offer, the Offeror believes that purchase from holders residing in such jurisdiction is permitted under SEC Rule 13e-4(f)(9).

ATTACHMENTS:   Attached are the following documents:

     Latest Company Financial Statements  (unaudited)
     Audited Company Financial Statements
     Form 8-K - filed by the Company October 19, 2000, January 11, 2002 and February 1, 2002
     Schedule 13D - filed by the  Offeror October 31, 2000
     Affirmation of Debt  - executed by the Company October 2, 2000.


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